January 8, 2018

Securities and Exchange Commission

Division of Corporation Finance

Claire DeLabar, Staff Accountant

Washington D.C. 20549

Re:	Comments pertaining to Form 10-K for the year ended December 31, 2016
Filed June 29, 2017
File No. 000-55154

Dear Ms. DeLabar:

We have received the staff comments related to Intelligent Highway Solutions, Inc. Form 10-K as filed on June 29, 2017 and are including our replies below. We understand there may be additional comments after your review of our replies.

Item 1, Business, page 3

1.	Future filings will include the following language to clarify the newly created special purpose entity used to acquire all of the outstanding ownership interest in Cresent Construction Company:

The Company has an 80% interest in the special purpose entity created, TCA Cresent LLC (“TCA Cresent”), with the remaining 20% being owned by an unrelated party, TCA Global Master Fund. Profits of losses of TCA Cresent are allocated to each member based on their ownership interest for that year. Net cash flows of TCA Cresent are distributed first to pat or reserve against any tax distributions are required by the agreement, then to pay amounts owed on notes payable and third to members based on percentage interests. The initial capital contribution to TCA Cresent was $800 from the Company and $200 from TCA Global Master Fund, the only other member of TCA Cresent.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Operating Expenses, page 8

2.	Future references to bad debt expense will include the following clarification:

Bad debt expense of $181,778 incurred during the year ended December 31, 2015 consists of $124,497 of accounts receivable that were outstanding as of December 31, 2014 for which no allowance existed as of that date which were written off as bad debt during the year ended December 31, 2015 combined with an increase in the allowance for doubtful accounts of $57,281 during the year ended December 31, 2015.

Other Income and Expense, page 8

3.	We note your comment regarding the change in the fair value of derivative liabilities and will modify future disclosures and discussions to expand on the assumptions used to include the following:

The Company utilizes a Black-Scholes valuation model to estimate the fair value of derivative liabilities and record the gain or loss associated with the change in fair values of these instruments. The Company’s stock price has generally not fluctuated significantly from day to day. However, on December 31, 2016, the Company’s stock price closed at $0.001, up from $0.0001. Where the holders of outstanding convertible notes payable have the option to convert the outstanding principal and interest at a discount from a defined number of trailing days, the notes were convertible to common stock of the Company at less than $0.0001 which represented a significant, approximately 95%, discount from the close price of the common stock on December 31, 2016. Because of this, the value of the derivatives increased significantly as of December 31, 2016 and a significant loss was recorded during the year then ended.

Liquidity and Capital Resources, page 9

4.	Future discussions regarding liquidity and capital resources discussions for the year ended December 31, 2017 and 2016 will be expanded to include the following discussion:

The acquisition of Cresent Construction Company was completed through the use of a special purpose entity, TCA Cresent, LLC (“TCA Cresent”) which required a capital contribution from the Company of $800 for an 80% ownership interest. The use of the special purpose entity was required as a condition of obtaining the financing required to close the acquisition due to the outstanding tax liens against the Company as a result of unpaid payroll taxes. To achieve the acquisition, TCA Cresent entered into a loan agreement with TCA Global Master Fund to borrow the required cash for the acquisition. Cash flows from TCA Cresent are first allocated to required tax distributions then to repay the outstanding debts of TCA Cresent. The Company has the option, but not he obligation, to purchase the minority interest from TCA Global Master Fund upon repayment of the loan in full.

Financial Statements, page F-1

5.	Future discussions regarding the special purpose entity will be expanded to include the following:

The Company has an 80% interest in the special purpose entity created, TCA Cresent LLC (“TCA Cresent”), with the remaining 20% being owned by an unrelated party, TCA Global Master Fund. Profits of losses of TCA Cresent are allocated to each member based on their ownership interest for that year. Net cash flows of TCA Cresent are distributed first to pat or reserve against any tax distributions are required by the agreement, then to pay amounts owed on notes payable and third to members based on percentage interests.

6.	We are in receipt of and acknowledge the staff’s comment regarding the filing requirements for significant acquisitions. We will file the required 8-K including the audited financial statements and pro forma financial information as required by Rule 8-04 and Article 1 of Regulation S-X upon completion of the audit of Cresent Construction Company.

Sincerely,

Mr. Devon Jones

Chief Executive Office

Intelligent Highway Solutions, Inc.